Listed	Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Confirms Bruce A Restart Information

Saskatoon, Saskatchewan, Canada, June 13, 2003 . . . .

Cameco Corporation confirmed information on the Bruce A restart dates that was released earlier today by British Energy plc (BE) which previously held a majority interest in the Bruce Power Limited Partnership. Cameco indirectly holds a 31.6% interest in this partnership, which operates the Bruce nuclear power plants in Ontario.

Bruce Power has advised that the two Bruce A reactors are targeted to restart by the end of June and the end of July respectively. The restart schedule and operation of the units at full power are subject to regulatory approval and are affected by many factors inherent in a large and complex project. Bruce Power personnel are committed to carefully and safely bringing the reactors into production in time for Ontario’s peak summer period.

Cameco is confident that the two Bruce A units will soon be delivering clean, reliable electricity to Ontario customers.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

For the British Energy news release, please go to their web site: www.british-energy.com

Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries	Lyle Krahn	(306) 956-6316